

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

Via E-mail
Donald W. Prosser
Chief Executive Officer
Arête Industries Inc.
7260 Osceola Street
Westminster, Colorado 80030

> **Re:** **ARÊTE INDUSTRIES INC.**
> **Registration Statement on Form S-1**
> **Filed May 29, 2012**
> **Response dated July 20, 2012**
> **File No. 333-181739**

Dear Mr. Prosser:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please restate your financial statements in your registration statement to resolve the concerns outlined in the comments below. Given that these concerns extend to the financial statements filed in your interim reports for the quarters ended September 30, 2011 and March 31, 2012, also your annual report covering the year ended December 31, 2011, these documents will need to be amended to similarly revise the financial statements.

Financial Statements

Note 3 – Acquisitions and Disposition of Oil and Gas Properties, page F-14

2.   We understand from your response to prior comment three that you believe you obtained control of the properties on July 29, 2011 when the seller agreed to adjust the purchase price in the event that it later sold the School Creek properties to another party. We understand that this intervening transaction occurred on August 23, 2011, in advance of satisfying your obligation on September 30, 2011. We are unable to agree with your view of this arrangement being equivalent to having control of the properties in advance of assignment.

Further, since you did not establish ownership of the School Creek properties in advance of conveyance, we see no basis for accounting which indicates you acquired these separate interests and then recognized a gain on a subsequent sale. As previously advised, we believe that you need to correct your financial statements to reflect the acquisition as of September 30, 2011, eliminate accounting and disclosure indicating this transaction included the School Creek properties, remove the gain pertaining to these separate interests, and adjust the purchase price allocation to coincide with the actual amounts that you paid to ensure that the cost basis of the acquired properties is based on fair value.

We also previously advised that you need to file Statements of Revenues and Direct Operating Expenses to comply with Rule 8-04 of Regulation S-X. Based on the September 30, 2011 acquisition, the due date was December 16, 2011. The draft statements attached to your prior response include disclosure pertaining to the School Creek properties. Since these interests were not acquired, such disclosure and any related activity in the statements should be removed.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Reid Godbolt
        JONES&KELLER, P.C.